Exhibit 99.1

YATRA ONLINE, INC. ANNOUNCES RESULTS FOR

THE THREE MONTHS ENDED DECEMBER 31, 2024

Gurugram, India and New York February 11, 2025— Yatra Online, Inc. (NASDAQ: YTRA) (the “Company”), India’s leading corporate travel services provider and one of India’s leading online travel companies, today announced its unaudited financial and operating results for the three months ended December 31, 2024.

“We are pleased to report a strong quarter, delivering revenue growth and continued momentum across key segments. Our revenue for the quarter reached INR 2,350.7 million (USD 27.5 million), marking year-over-year increase of 111.4%.

Adjusted Air Ticketing Margins saw a 23.0% decline, primarily attributable to reduced volumes in the B2C segment as we strategically adjusted discounts to address supplier-induced intensified price competition. Our corporate travel business continued to be a key growth driver. Notably, Adjusted Hotels & Packages margin saw a strong 65.8% year-over-year increase, primarily fueled by the expansion of our MICE (Meetings, Incentives, Conferences, and Exhibitions) business. Our profit was INR 39.8 million (USD 0.5 million) for the three months ended December 31, 2024 versus a loss of INR 39.5 million (USD 0.5 million) for the three months ended December 31, 2023. Additionally, Adjusted EBITDA surged 173.0% year-over-year to INR 121.5 million (USD 1.4 million), reflecting our disciplined focus on profitable growth and cost optimization.

Our ongoing emphasis on operational efficiency has yielded tangible results, including improved cost rationalization, supply-side synergies, and enhanced margin sustainability. The strategic pivot toward higher-margin segments like Hotels & Packages and MICE has effectively mitigated the impact of B2C air margin pressures, reinforcing our balanced revenue mix. Furthermore, our success in onboarding 50 new corporate clients—a quarterly record—has added an annual billing potential of INR 2,804 million (USD 32.2 million), strengthening our leadership in the corporate travel domain.

Following our successful acquisition of Globe All India Services Limited (GAISL) on September 11, 2024, for INR 1,280.0 million (USD 15.3 million) in cash, integration efforts are progressing ahead of schedule. We are already seeing early synergies, particularly in supplier consolidation, operational streamlining, and technology adoption. By leveraging Yatra’s tech platform within GAISL’s customer base, we expect to unlock further efficiencies, drive incremental revenue, and enhance our long-term competitive positioning.

The Company continues to work with its counsels in the relevant jurisdictions to simplify its legal and corporate structure which is expected to streamline administrative overheads and facilitate growth for the Company. These initiatives, combined with disciplined execution and a scalable cost structure, are expected to support sustained margin expansion and operational excellence.

Looking ahead, we remain excited about the opportunities before us. With record corporate client acquisitions, continued expansion in MICE, and disciplined execution of our strategic priorities, we are confident in our ability to reinforce our market leadership and drive sustainable value for all stakeholders.” - Dhruv Shringi, Co-founder and CEO.

Financial and operating highlights for the three months ended December 31, 2024:

●	Revenue of INR 2,350.7 million (USD 27.5 million), representing an increase of 111.4% year-over-year basis (“YoY”).
●	Adjusted Margin (1) from Air Ticketing of INR 857.6 million (USD 10.0 million), representing a decrease of 23.0% YoY.
●	Adjusted Margin (1) from Hotels and Packages of INR 438.0 million (USD 5.1 million), representing an increase of 65.8% YoY.
●	Total Gross Bookings (Air Ticketing, Hotels and Packages and Other Services)(3) of INR 17,997.1 million (USD 210.4 million), representing a decrease of 3.4% YoY.
●	Profit for the period was INR 39.8 million (USD 0.5 million) versus a loss of INR 39.5 million (USD 0.5 million) for the three months ended December 31, 2023, reflecting positive swing of INR 79.3 million (USD 0.9 million) YoY.
●	Result from operations were a profit of INR 14.8 million (USD 0.2 million) versus a loss of INR 58.2 million (USD 0.7 million) for the three months ended December 31, 2023, reflecting positive swing of INR 73.0 million (USD 0.9 million) YoY.
●	Adjusted EBITDA(2) was INR 121.5 million (USD 1.4 million) reflecting an increase by 173.0% YOY.

	Three months ended December 31,
	2023	2024	2024	YoY Change
	Unaudited	Unaudited	Unaudited
(In thousands except percentages)	INR	INR	USD	%
Financial Summary as per IFRS
Revenue	1,112,047	2,350,740	27,478	111.4%
Results from operations	(58,213)	14,799	172	125.4%
Profit/(Loss) for the period	(39,457)	39,769	463	200.8%
Financial Summary as per non-IFRS measures
Adjusted Margin (1)
Adjusted Margin - Air Ticketing	1,114,395	857,599	10,025	(23.0)%
Adjusted Margin - Hotels and Packages	264,129	438,035	5,120	65.8%
Adjusted Margin - Other Services	69,938	72,843	851	4.2%
Others (Including Other Income)	180,593	185,956	2,174	3.0%
Adjusted EBITDA (2)	44,493	121,458	1,420	173.0%
Operating Metrics
Gross Bookings (3)	18,631,771	17,997,061	210,369	(3.4)%
Air Ticketing	16,096,263	13,828,120	161,638	(14.1)%
Hotels and Packages	1,992,602	3,603,122	42,117	80.8%
Other Services (6)	542,906	565,819	6,614	4.2%
Adjusted Margin% (4)
Air Ticketing	6.9%	6.2%
Hotels and Packages	13.3%	12.2%
Other Services	12.9%	12.9%
Quantitative details (5)
Air Passengers Booked	1,659	1,314		(20.8)%
Stand-alone Hotel Room Nights Booked	362	418		15.5%
Packages Passengers Travelled	7	18		162.9%

Note:

(1)	As certain parts of our revenue are recognized on a “net” basis and other parts of our revenue are recognized on a “gross” basis, we evaluate our financial performance based on Adjusted Margin, which is a non-IFRS measure.
(2)	See the section below titled “Certain Non-IFRS Measures.”
(3)	Gross Bookings represent the total amount paid by our customers for travel services, freight services and products booked through us, including taxes, fees and other charges, and are net of cancellation and refunds.
(4)	Adjusted Margin % is defined as Adjusted Margin as a percentage of Gross Bookings.
(5)	Quantitative details are considered on a gross basis.
(6)	Other Services primarily consists of freight business, IT services, bus, rail and cab and others services.

As of December 31, 2024, 61,922,426 ordinary shares (on an as-converted basis), par value $0.0001 per share, of the Company (the “Ordinary Shares”) were issued and outstanding.

Convenience Translation

The interim unaudited condensed consolidated financial statements are stated in INR. However, solely for the convenience of readers, the interim unaudited condensed consolidated statement of profit or loss and other comprehensive loss for the three months and nine months ended December 31, 2024, the interim unaudited condensed consolidated statement of financial position as at December 31, 2024, the interim unaudited condensed consolidated statement of cash flows for the nine months ended December 31, 2024 and discussion of the results of the three months ended December 31, 2024 compared with three months ended December 31, 2023, were converted into U.S. dollars at the exchange rate of 85.55 INR per USD, which is based on the noon buying rate as at December 31, 2024, in The City of New York for cable transfers of Indian rupees as certified for customs purposes by the Federal Reserve Bank of New York. This arithmetic conversion should not be construed as representation that the amounts expressed in INR may be converted into USD at that or any other exchange rate as well as that such numbers are in compliance as per the requirements of the International Financial Reporting Standards (“IFRS”).

Recent developments

As previously disclosed in the Form 6K dated August 12, 2024, the Board of Directors of Yatra Online Limited, the Company’s Indian subsidiary (“Yatra India”), approved a Composite Scheme of Amalgamation (“Scheme”) involving Yatra India (the “Amalgamated Company”) and its six wholly-owned subsidiaries (collectively referred to as the “Amalgamating Companies”). The Amalgamating Companies and Amalgamated Company previously filed the Scheme with the Hon'ble National Company Law Tribunal, Mumbai ("NCLT"), for the requisite approvals. The NCLT delivered an order dated February 07, 2025 allowing the first motion application. The Scheme is subject to additional requisite approvals/consents, as may be required in this regard.

During the three months ended December 31, 2024, and subsequently, we received three anonymous whistleblower complaints alleging certain unsubstantiated allegations of irregularities. The Board of Directors of Yatra India has appointed a committee comprising of independent directors to oversee this matter. The independent committee has engaged an external firm to undertake a preliminary investigation to ascertain the veracity of these allegations. Based on our evaluation to date, we do not expect the complaints to have a material adverse impact on our financial results.

The Company’s financial and operating results for the three months and nine months ended December 31, 2024, include the financial and operating results of Globe All India Services Limited (GAISL) from October 1, 2024, to December 31, 2024. Accordingly, the reported results for three months and nine months ended December 31, 2024, which are inclusive of the impact of consolidation of GAISL may not be comparable with the reported results for the three months ended December 31, 2023, which exclude the impact of consolidation of GAISL.

Results of Three Months Ended December 31, 2024

Revenue. We generated Revenue of INR 2,350.7 million (USD 27.5 million) in the three months ended December 31, 2024, an increase of 111.4% compared with INR 1,112.0 million (USD 13.0 million) in three months ended December 31, 2023. Increase in revenue is mainly a combination of increase in our Hotels and Packages business on account of our Meetings, Incentives, Conferences, and Exhibitions (“MICE”) business and full quarter impact of our recent acquisition of GAISL.

Service cost. Our Service cost increased to INR 1,311.3 million (USD 15.3 million) in the three months ended December 31, 2024, compared to Service cost of INR 273.6 million (USD 3.2 million) in the three months ended December 31, 2023. The increase in Service cost is driven by an increase in Hotels and Packages gross bookings on account of our MICE business and full quarter impact of our recent acquisition of GAISL.

The following table reconciles our Revenue (an IFRS measure) to Adjusted Margin (a non-IFRS measure), for further details, see section below titled “Certain Non-IFRS Measures.”

Reconciliation of Revenue (an IFRS measure) to Adjusted Margin (a non-IFRS measure)

	Reportable Segments
	Air Ticketing		Hotels and Packages		Other Services
	Three months ended December 31,
Amount in INR thousands (Unaudited)	2023	2024	2023	2024	2023	2024
Revenue as per IFRS - Rendering of services	415,464	463,913	449,576	1,660,848	77,752	69,309
Customer promotional expenses	698,931	393,686	75,987	88,483	4,380	3,534
Service cost	-	-	(261,434)	(1,311,296)	(12,194)	-
Adjusted Margin	1,114,395	857,599	264,129	438,035	69,938	72,843

Air Ticketing. Revenue from our Air Ticketing business was INR 463.9 million (USD 5.4 million) in the three months ended December 31, 2024 as compared to INR 415.5 million (USD 4.9 million) in the three months ended December 31, 2023, reflecting an increase of 11.7%.

Adjusted Margin (1) from our Air Ticketing business decreased to INR 857.6 million (USD 10.0 million) in the three months ended December 31, 2024, as compared to INR 1,114.4 million (USD 13.0 million) in the three months ended December 31, 2023. In the three months ended December 31, 2024, Adjusted Margin (1) for Air Ticketing includes the add-back of INR 393.7 million (USD 4.6 million) of consumer promotion and loyalty program costs, which had been reduced from Revenue as per IFRS 15, against an add-back of INR 698.9 million (USD 8.2 million) in the three months ended December 31, 2023. The decrease in Adjusted Margin – Air Ticketing was largely due to lower gross booking on account of optimization of discount amid intensifying price competition in the market.

Hotels and Packages. Revenue from our Hotels and Packages business was INR 1,660.8 million (USD 19.4 million) in the three months ended December 31, 2024, as compared to INR 449.6 million (USD 5.3 million) in the three months ended December 31, 2023, reflecting an increase of 269.4%.

Adjusted Margin (1) for this segment increased by 65.8% to INR 438.0 million (USD 5.1 million) in the three months ended December 31, 2024 from INR 264.1 million (USD 3.1 million) in the three months ended December 31, 2023. In the three months ended December 31, 2024, Adjusted Margin (1)l for Hotels and Packages includes the add-back of customer promotional expenses, which had been reduced from Revenue as per IFRS 15 of INR 88.5 million (USD 1.0 million) against an add-back of INR 76.0 million (USD 0.9 million) in the three months ended December 31, 2023. The increase in adjusted margin is driven by increase in gross bookings of our Hotels and Packages business on account of MICE business and full quarter impact of our recent acquisition of GAISL.

Other Services. Our Revenue from Other Services was INR 69.3 million (USD 0.8 million) in the three months ended December 31, 2024, a decrease from INR 77.8 million (USD 0.9 million) in the three months ended December 31, 2023.

Adjusted Margin for this segment increased by 4.2% to INR 72.8 million (USD 0.9 million) in the three months ended December 31, 2024, from INR 69.9 million (USD 0.8 million) in the three months ended December 31, 2023. In the three months ended December 31, 2024, Adjusted Margin includes the add-back of consumer promotion expenses, which had been reduced from Revenue of INR 3.5 million (USD 0.1 million) against an add-back of INR 4.4 million (USD 0.1 million) in the three months ended December 31, 2023 pursuant to IFRS 15.

(1)	See the section titled “Certain Non-IFRS Measures.”

Other Revenue. Our Other Revenue was INR 156.7 million (USD 1.8 million) in the three months ended December 31, 2024, a decrease from INR 169.3 million (USD 2.0 million) in the three months ended December 31, 2023 due to a decrease in advertising revenue.

Other Income. Our Other Income increased to INR 29.3 million (USD 0.3 million) in the three months ended December 31, 2024 from INR 11.3 million (USD 0.1 million) in the three months ended December 31, 2023 due to an increase in write back of liabilities no longer required to be paid.

Personnel Expenses. Our personnel expenses increased by 21.2% to INR 405.4 million (USD 4.7 million) in the three months ended December 31, 2024 from INR 334.4 million (USD 3.9 million) in the three months ended December 31, 2023. Excluding employee share-based compensation costs of INR 32.9 million (USD 0.4 million) in the three months ended December 31, 2024, compared to INR 55.8 million (USD 0.7 million) in the three months ended December 31, 2023, personnel expenses increased by 33.7% in the three months ended December 31, 2024 on account of full quarter impact of recently acquired  GAISL and an impact of our annual appraisal cycle.

Marketing and Sales Promotion Expenses. Marketing and sales promotion expenses increased by 9.4% to INR 114.1 million (USD 1.3 million) in the three months ended December 31, 2024 from INR 104.3 million (USD 1.2 million) in the three months ended December 31, 2023. Adding back the expenses for consumer promotions and loyalty program costs, which have been deducted from Revenue per IFRS 15, our marketing spend would have been INR 599.8 million (USD 7.0 million) in the three months ended December 31, 2024 against INR 883.6 million (USD 10.3 million) in the three months ended December 31, 2023, decreased by 32.1% on a YoY.

Other Operating Expenses. Other operating expenses increased to 9.1% to INR 460.7 million (USD 5.4 million) in the three months ended December 31, 2024 from INR 422.3 million (USD 4.9 million) in the three months ended December 31, 2023.

Depreciation and Amortization. Our depreciation and amortization expenses increased by 57.4% to INR 73.8 million (USD 0.9 million) in the three months ended December 31, 2024 from INR 46.9 million (USD 0.5 million) in the three months ended December 31, 2023.

Results from Operations. As a result of the foregoing factors, our Results from Operations were a profit of INR 14.8 million (USD 0.2 million) in the three months ended December 31, 2024. Our results from operations for the three months ended December 31, 2023 was a loss of INR 58.2 million (USD 0.7 million). Excluding the employee share-based compensation costs, Adjusted Results from Operations(1) would have been a profit of INR 47.7 million (USD 0.6 million) for three months ended December 31, 2024 as compared to a loss of INR 2.4 million (USD 0.1 million) for three months ended December 31, 2023.

(1)	See the section titled “Certain Non-IFRS Measures.”

Finance Income. Our finance income decreased to INR 47.6 million (USD 0.6 million) in the three months ended December 31, 2024 from INR 86.8 million (USD 1.0 million) in the three months ended December 31, 2023. This increase was primarily on account of a decrease in our term deposits on account of the acquisition of GAISL.

Finance Costs. Our finance costs of INR 21.7 million (USD 0.3 million) in the three months ended December 31, 2024 which includes interest on the lease liability of INR 8.0 million (USD 0.1 million) decreased by INR 34.4 million (USD 0.4 million) from finance cost of INR 56.1 million (USD 0.7 million) in the three months ended December 31, 2023, which includes interest on the lease liability of INR 7.8 million (USD 0.1 million). This decrease is majorly driven by a decrease in our borrowings from 851.7 million (USD 10.0 million) in the three months ended December 31, 2023 to 32.5 million (USD 0.4 million) in the three months ended December 31, 2024.

Income Tax Expense. Our income tax expense during the three months ended December 31, 2024 was INR 0.9 million (USD 0.1 million) compared to income tax expense of INR 12.0 million (USD 0.1 million) during the three months ended December 31, 2023.

Profit/(Loss) for the Period. As a result of the foregoing factors, our profit in the three months ended December 31, 2024 was INR 39.8 million (USD 0.5 million) as compared to a loss of INR 39.5 million (USD 0.5 million) in the three months ended December 31, 2023. Excluding the employee share based compensation costs, the Adjusted Profit(1) would have been INR 72.6 million (USD 0.8 million) for the three months ended December 31, 2024 against an Adjusted Profit(1) of INR 16.4 million (USD 0.2 million) for the three months ended December 31, 2023.

Adjusted EBITDA(1). Due to the foregoing factors, Adjusted EBITDA (1) increased to INR 121.5 million (USD 1.4 million) in the three months ended December 31, 2024 from an Adjusted EBITDA (1) of INR 44.5 million (USD 0.5 million) in the three months ended December 31, 2023.

Basic Earnings/(Loss) per Share. Basic Earnings per Share was INR 0.08 (USD 0.01) in the three months ended December 31, 2024 as compared to Basic Loss per share of INR 0.45 (USD 0.01) in the three months ended December 31, 2023. After excluding the employee share-based compensation costs, Adjusted Basic Earnings per Share(1) would have been INR 0.45 (USD 0.01) in the three months ended December 31, 2024, as compared to Adjusted Basic Earnings per share of INR 0.13 (USD 0.01) in the three months ended December 31, 2023.

Diluted Earnings/(Loss) per Share. Diluted Earnings per Share was INR 0.08 (USD 0.01) in the three months ended December 31, 2024 as compared to Diluted Loss per share of INR 0.45 (USD 0.01) in the three months ended December 31, 2023. After excluding the employee share-based compensation costs, Adjusted Diluted Earnings per Share(1) would have been INR 0.45 (USD 0.01) in the three months ended December 31, 2024 as compared to Adjusted Diluted Earnings of INR 0.13 (USD 0.01) in the three months ended December 31, 2023.

Liquidity. As of December 31, 2024, the balance of cash and cash equivalents and term deposits on our balance sheet was INR 1,895.3 million (USD 22.2 million). During the three months ended December 31, 2024, the Company repaid the working capital loan amounting to INR 245.0 million (USD 3.0 million). With this repayment, our working capital debt is down to INR Nil as on December 31, 2024.

(1)	See the section titled “Certain Non-IFRS Measures.”

Conference Call

The Company will host a conference call to discuss its unaudited results for the three months ended December 31, 2024 beginning at 8:30 AM Eastern Daylight Time (or 7:00 PM India Standard Time) on February 11, 2025. Dial in details for the conference call is as follows: US/International dial-in number: +1 404 975 4839. Confirmation Code: 492901 (Callers should dial in 5-10 minutes prior to the start time and provide the operator with the Confirmation Code). The conference call will also be available via webcast at https://events.q4inc.com/attendee/813192329.

Certain Non-IFRS Measures

As certain parts of our Revenue are recognized on a “net” basis and other parts of our Revenue are recognized on a “gross” basis, we evaluate our financial performance based on Adjusted Margin, which is a non-IFRS measure.

We believe that Adjusted Margin provides investors with useful supplemental information about the financial performance of our business and more accurately reflects the value addition of the travel services that we provide to our customers. The presentation of this non-IFRS information is not meant to be considered in isolation or as a substitute for our unaudited condensed consolidated financial results prepared in accordance with IFRS as issued by the International Accounting Standards Board (“IASB”). Our Adjusted Margin may not be comparable to similarly titled measures reported by other companies due to potential differences in the method of calculation.

In addition to referring to Adjusted Margin, we also refer to Adjusted EBITDA, Adjusted Results from Operations, Adjusted Profit/(Loss) for the Period and Adjusted Basic and Adjusted Diluted Earnings/(Loss) Per Share which are also non-IFRS measures. For our internal management reporting, budgeting and decision-making purposes, including comparing our operating results to that of our competitors, these non-IFRS financial measures exclude employee share-based compensation cost and listing and related expenses. Our non-IFRS financial measures reflect adjustments based on the following:

●	Employee share-based compensation cost - The compensation cost to be recorded is dependent on varying available valuation methodologies and subjective assumptions that companies can use while valuing these expenses especially when adopting IFRS 2 “Share-based Payment”. Thus, the management believes that providing non-IFRS financial measures that exclude such expenses allows investors to make additional comparisons between our operating results and those of other companies.

●	Listing and related expenses - These primarily reflect the non-recurring expenses incurred on the Indian IPO process.

●	Finance income - These primarily reflect income on the bank deposit.

●	Finance cost - These primarily reflect income on the borrowings and interest in lease liability.

●	Depreciation and amortization - These primarily reflect depreciation and amortization on tangible and intangible assets.

●	Tax expense - These primarily reflect income tax and deferred tax.

We evaluate the performance of our business after excluding the impact of the above measures and believe it is useful to understand the effects of these items on our results from operations, Profit/(Loss) for the period and Basic and Diluted Earnings/(Loss) Per Share. The presentation of these non-IFRS measures is not meant to be considered in isolation or as a substitute for our unaudited condensed consolidated financial results prepared in accordance with IFRS as issued by the IASB. These non-IFRS measures may not be comparable to similarly titled measures reported by other companies due to potential differences in the method of calculation.

A limitation of using Adjusted EBITDA, Adjusted Results from Operations, Adjusted Profit/(Loss) for the period and Adjusted Basic and Adjusted Diluted Earnings/(Loss) Per Share as against using measures in accordance with IFRS as issued by the IASB are that these non-IFRS financial measures exclude share-based compensation cost, depreciation and amortization, finance income, finance costs, listing and related expenses, and tax expenses in case of Adjusted EBITDA. Management compensates for this limitation by providing specific information on the IFRS amounts excluded from Adjusted EBITDA, Adjusted Results from Operations, Adjusted Profit/(Loss) for the Period and Adjusted Basic and Adjusted Diluted Earnings/(Loss) Per Share.

The following table reconciles our Profits/(Losses) for the periods (an IFRS measure) to Adjusted EBITDA (a non-IFRS measure) for the periods indicated:

Reconciliation of Adjusted EBITDA (unaudited)	Three months ended		Nine months ended
Amount in INR thousands	December 31, 2023	December 31, 2024	December 31, 2023	December 31, 2024
Profit/(Loss) for the period as per IFRS	(39,457)	39,769	(336,262)	38,711
Employee share-based compensation costs	55,829	32,853	177,499	102,159
Depreciation and amortization	46,877	73,806	143,377	208,610
Finance income	(86,779)	(47,605)	(102,741)	(176,329)
Finance costs	56,050	21,697	223,406	75,686
Listing and related expenses	-	-	54,238	-
Tax expense	11,973	938	35,269	4,929
Adjusted EBITDA	44,493	121,458	194,786	253,766

Reconciliation of Adjusted Results from Operations (unaudited)	Three months ended		Nine months ended
Amount in INR thousands	December 31, 2023	December 31, 2024	December 31, 2023	December 31, 2024
Results from operations (as per IFRS)	(58,213)	14,799	(126,090)	(57,004)
Employee share-based compensation costs	55,829	32,853	177,499	102,159
Adjusted Results from Operations	(2,384)	47,652	51,409	45,155

Reconciliation of Adjusted Profit/(Loss) (unaudited)	Three months ended		Nine months ended
Amount in INR thousands	December 31, 2023	December 31, 2024	December 31, 2023	December 31, 2024
Profit/(Loss) for the period (as per IFRS)	(39,457)	39,769	(336,262)	38,711
Employee share-based compensation costs	55,829	32,853	177,499	102,159
Listing and related expenses	-	-	54,238	-
Adjusted Profit/(Loss) for the period	16,372	72,622	(104,525)	140,870

	Three months ended		Nine months ended
Reconciliation of Adjusted Basic Earnings/(Loss) (Per Share) (unaudited)	December 31, 2023	December 31, 2024	December 31, 2023	December 31, 2024
Basic Earnings/Loss per share (as per IFRS)	(0.45)	0.08	(5.06)	(0.59)
Employee share-based compensation costs	0.58	0.37	1.89	1.14
Listing and related expenses	-	-	0.55	-
Adjusted Basic Earnings/(Loss) Per Share	0.13	0.45	(2.62)	0.55

	Three months ended		Nine months ended
Reconciliation of Adjusted Diluted Loss (Per Share) (unaudited)	December 31, 2023	December 31, 2024	December 31, 2023	December 31, 2024
Diluted Earnings/(Loss) per share (as per IFRS)	(0.45)	0.08	(5.06)	(0.59)
Employee share-based compensation costs	0.58	0.37	1.89	1.14
Listing and related expenses	-	-	0.55	-
Adjusted Diluted Earnings/(Loss) Per Share	0.13	0.45	(2.62)	0.55

The following table reconciles our Revenue (an IFRS measure), to Adjusted Margin (a non-IFRS measure):

Reconciliation of Revenue (an IFRS measure) to Adjusted Margin (a non-IFRS measure)

	Reportable Segments
	Air Ticketing		Hotels and Packages		Other Services
	Three months ended December 31,
Amount in INR thousands (Unaudited)	2023	2024	2023	2024	2023	2024
Revenue as per IFRS - Rendering of services	415,464	463,913	449,576	1,660,848	77,752	69,309
Customer promotional expenses	698,931	393,686	75,987	88,483	4,380	3,534
Service cost	-	-	(261,434)	(1,311,296)	(12,194)	-
Adjusted Margin	1,114,395	857,599	264,129	438,035	69,938	72,843

	Reportable Segments
	Air Ticketing		Hotels and Packages		Other Services
	Nine months ended December 31, 2024
Amount in INR thousands	2023	2024	2023	2024	2023	2024
Revenue as per IFRS - Rendering of services	1,296,794	1,350,488	1,267,951	3,747,767	149,929	231,036
Customer promotional expenses	1,994,909	1,311,918	228,649	287,550	14,492	12,826
Service cost	-	-	(646,579)	(2,919,994)	(12,194)	(22,966)
Adjusted Margin	3,291,703	2,662,406	850,021	1,115,323	152,227	220,896

Safe Harbor Statement

This earnings release contains certain statements concerning the Company’s future growth prospects and forward-looking statements, as defined in the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995, as amended. These forward-looking statements are based on the Company’s current expectations, assumptions, estimates and projections about the Company and its industry. These forward-looking statements are subject to various risks and uncertainties. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “anticipate,” “believe,” “estimate,” “expect,” “intend,” “will,” “project,” “seek,” “should” similar expressions and the negative forms of such expressions. Such statements include, among other things, statements regarding the long-term growth trajectory for the Indian travel market; growth of the MICE business; statements concerning management’s beliefs as well as our strategic and operational plans; our pursuit of strategic M&A opportunities and the pipeline of prospects; our ability to simplify our corporate structure and operations and enhance shareholder value; our expectations regarding sustained margin expansion as a result of simplifying our legal and corporate structure; our future financial performance; our anticipated outcomes from the investigation into the whistleblower complaints; and our expectations regarding efficiencies, growth opportunities and long-term competitive positionings related to the integration of GAISL. Forward-looking statements involve inherent risks and uncertainties. A number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Potential risks and uncertainties include, but are not limited to, the impact of increasing competition in the Indian travel industry and our expectations regarding the development of our industry and the competitive environment in which we operate; the slowdown in Indian economic growth and other declines or disruptions in the Indian economy in general and travel industry in particular, including disruptions caused by safety concerns, terrorist attacks, regional conflicts (including the ongoing conflict between Ukraine and Russia and the evolving events in Israel, Gaza and the Middle East), pandemics and natural calamities; our ability to successfully negotiate our contracts with airline suppliers and global distribution system service providers and mitigate any negative impacts on our Revenue that result from reduced commissions, incentive payments and fees we receive; the risk that airline suppliers (including our GDS service providers) may reduce or eliminate the commission and other fees they pay to us for the sale of air tickets; our ability to pursue strategic partnerships and the risks associated with our business partners; the potential impact of recent developments in the Indian travel industry, including the merger between Air India and Vistara, on our profitability and financial condition; political and economic stability in and around India and other key travel destinations; our ability to maintain and increase our brand awareness; our ability to realize the anticipated benefits of any past or future acquisitions; our ability to successfully implement our growth strategy; our ability to attract, train and retain executives and other qualified employees, and our ability to successfully implement any new business initiatives; our ability to effectively integrate artificial intelligence, machine learning and automated decision-making tools; non-compliance with Nasdaq’s continued listing requirements and consequent delisting of our ordinary shares from Nasdaq; and our ability to simplify our multi-jurisdictional corporate structure or reduce resources and management time devoted to compliance requirement. These and other factors are discussed in our reports filed with the U.S. Securities and Exchange Commission. All information provided in this earnings release is provided as of the date of issuance of this earnings release, and we do not undertake any obligation to update any forward-looking statement, except as required under applicable law.

About Yatra Online, Inc.

Yatra Online, Inc. is the ultimate parent company of Yatra Online Limited, a public listed company on the NSE and BSE (Formerly known as Yatra Online Private Limited, hereinafter referred to as “Yatra India”), whose corporate office is based in Gurugram, India. Yatra India is India’s largest corporate travel services provider in terms of number of corporate clients with approximately 1,200 large corporate customers and approximately 50,000 registered SME customers and the third largest online travel company in India among key online travel agency (“OTA”) players in terms of gross booking revenue and operating revenue for Fiscal 2023 (Source: CRISIL Report). Leisure and business travelers use Yatra India’s mobile applications, its website, www.yatra.com, and its other offerings and services to explore, research, compare prices and book a wide range of travel-related services. These services include domestic and international air ticketing on nearly all Indian and international airlines, as well as bus ticketing, rail ticketing, cab bookings and ancillary services within India. With approximately 108,000 hotels in approximately 1,500 cities and towns in India as well as more than 2 million hotels around the world, Yatra India has the largest hotels inventory amongst key Indian OTA players (Source: CRISIL Report).

For more information, please contact:

Manish Hemrajani

Yatra Online, Inc.

VP, Head of Corporate Development and Investor Relations

ir@yatra.com

Yatra Online, Inc.

UNAUDITED CONDENSED CONSOLIDATED STATEMENT OF PROFIT OR LOSS AND OTHER COMPREHENSIVE LOSS FOR THREE AND NINE MONTHS ENDED DECEMBER 31, 2024

(Amount in thousands, except per share data and number of shares)

	Three months ended December 31,			Nine months ended December 31,
	2023	2024		2023	2024
	INR	INR	USD	INR	INR	USD
	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited
Revenue
Rendering of services	942,792	2,194,070	25,647	2,714,673	5,329,291	62,294
Other revenue	169,255	156,670	1,831	450,764	435,492	5,090
Total revenue	1,112,047	2,350,740	27,478	3,165,437	5,764,783	67,384
Other income	11,338	29,285	342	52,931	50,843	594

Service cost	273,628	1,311,296	15,328	658,773	2,942,960	34,400
Personnel expenses	334,536	405,372	4,738	996,617	1,131,129	13,222
Marketing and sales promotion expenses	104,276	114,092	1,334	358,604	322,923	3,775
Other operating expenses	422,281	460,660	5,385	1,187,087	1,267,007	14,810
Depreciation and amortization	46,877	73,806	863	143,377	208,610	2,438
Results from operations	(58,213)	14,799	172	(126,090)	(57,003)	(667)

Finance income	86,779	47,605	556	102,741	176,329	2,061
Finance costs	(56,050)	(21,697)	(254)	(223,406)	(75,686)	(885)
Listing and related expenses	—	—	—	(54,238)	—	—
Profit/(Loss) before taxes	(27,484)	40,707	474	(300,993)	43,640	509
Tax (expense)/benefit	(11,973)	(938)	(11)	(35,269)	(4,929)	(58)
Profit/(Loss) for the period	(39,457)	39,769	463	(336,262)	38,711	451

Other comprehensive income/ (loss)
Items not to be reclassified to profit or loss in subsequent periods (net of taxes)
Remeasurement gain on defined benefit plan	(2,033)	298	3	(3,004)	(528)	(5)
Items that are or may be reclassified subsequently to profit or loss (net of taxes)
Foreign currency translation differences loss	(460)	69,641	814	(14,627)	75,144	879
Other comprehensive profit/(loss) for the period, net of tax	(2,493)	69,939	817	(17,631)	74,616	874
Total comprehensive profit/(loss) for the period, net of tax	(41,950)	109,708	1,280	(353,893)	113,327	1,325

Profit/(loss) attributable to :
Owners of the Parent Company	(28,500)	4,828	55	(322,688)	(36,384)	(427)
Non-Controlling interest	(10,957)	34,941	408	(13,574)	75,095	878
Profit/(Loss) for the period	(39,457)	39,769	463	(336,262)	38,711	451

Total comprehensive profit/(loss) attributable to :
Owners of the Parent Company	(30,270)	74,662	870	(339,268)	38,420	449
Non-Controlling interest	(11,680)	35,046	410	(14,625)	74,907	876
Total comprehensive profit/(loss) for the period	(41,950)	109,708	1,280	(353,893)	113,327	1,325

Earnings/(Loss) per share
Basic	(0.45)	0.08	0.01	(5.06)	(0.59)	(0.01)
Diluted	(0.45)	0.08	0.01	(5.06)	(0.59)	(0.01)

Weighted average no. of shares
Basic	64,009,472	61,820,050	61,820,050	63,713,217	61,788,153	61,788,153
Diluted	64,009,472	62,198,880	62,198,880	63,713,217	61,788,153	61,788,153

*rounded off

Yatra Online, Inc.

UNAUDITED CONDENSED CONSOLIDATED STATEMENT OF FINANCIAL POSITION AS AT DECEMBER 31, 2024

(Amounts in thousands, except per share data and number of shares)

	March 31, 2024	December 31, 2024	December 31, 2024
	INR	INR	USD
	Audited	Unaudited
Assets
Non-current assets
Property, plant and equipment	73,835	111,462	1,303
Right-of-use assets	160,037	177,922	2,080
Intangible assets and goodwill	913,434	2,197,916	25,692
Prepayments and other assets	755	638	7
Other financial assets	24,039	73,722	862
Term deposits	137,169	12,019	140
Other non-financial assets	207,555	160,986	1,882
Deferred tax asset	10,932	38,096	445
Total non-current assets	1,527,756	2,772,761	32,411

Current assets
Inventories	53	53	1
Trade and other receivables	4,637,243	4,845,953	56,645
Prepayments and other assets	1,487,861	2,299,901	26,884
Income tax recoverable	339,317	452,115	5,285
Other financial assets	134,930	119,923	1,402
Term deposits	2,620,655	1,261,735	14,749
Cash and cash equivalents	1,741,950	621,576	7,266
Total current assets	10,962,009	9,601,256	112,232

Total assets	12,489,765	12,374,017	144,643

Equity and liabilities
Equity
Share capital	857	861	10
Share premium	20,511,478	20,576,050	240,515
Treasury shares	(222,152)	(418,555)	(4,893)
Other capital reserve	378,695	411,578	4,811
Accumulated deficit	(20,266,628)	(20,302,376)	(237,316)
Non-controlling interest reserve	5,032,282	5,032,282	58,823
Foreign currency translation reserve	(46,059)	29,085	340
Total equity attributable to equity holders of the Company	5,388,473	5,328,925	62,290
Total Non-controlling interest	2,371,799	2,446,706	28,600
Total equity	7,760,272	7,775,631	90,890

Non-current liabilities
Borrowings	114,677	22,121	259
Deferred tax liability	4,669	-	-
Employee benefits	55,850	66,042	772
Lease liability	164,418	184,623	2,158
Total non-current liabilities	339,614	272,786	3,189

Current liabilities
Borrowings	523,515	10,410	122
Trade and other payables	2,608,087	2,530,270	29,578
Employee benefits	41,307	55,005	643
Deferred revenue	3,360	3,281	38
Income taxes payable	251	1,159	14
Lease liability	51,324	47,311	553
Other financial liabilities	418,969	82,719	967
Other current liabilities	743,066	1,595,445	18,649
Total current liabilities	4,389,879	4,325,600	50,564
Total liabilities	4,729,493	4,598,386	53,753
Total equity and liabilities	12,489,765	12,374,017	144,643

* Pursuant to Share Purchase Agreement executed on September 2, 2024, the Company has acquired 100% of the equity share capital of GAISL for a cash consideration of INR 1,280 million resulting in a goodwill amounting to INR 1,215.5 million (provisional).

Yatra Online, Inc.

UNAUDITED CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY FOR NINE MONTHS ENDED DECEMBER 31, 2024

(Amount in INR thousands, except per share data and number of shares)

	Attributable to shareholders of the Parent Company
	Equity share capital	Equity share premium	Treasury shares	Accumulated deficit	Noncontrolling interest reserve	Other capital reserve	Foreign currency translation reserve	Total	Non-controlling interest	Total Equity
Balance as at April 1, 2024	857	20,511,478	(222,152)	(20,266,628)	5,032,282	378,695	(46,059)	5,388,473	2,371,799	7,760,272

Profit/(loss) for the period				(36,384)				(36,384)	75,095	38,711

Other comprehensive profit/(loss)
Foreign currency translation differences				-			75,144	75,144	-	75,144
Re-measurement gain on defined benefit plan				(340)			-	(340)	(188)	(528)
Total other comprehensive profit/(loss)	-	-	-	(340)	-	-	75,144	74,804	(188)	74,616

Total comprehensive profit/(loss)	-	-	-	(36,724)	-	-	75,144	38,420	74,907	113,327

Share based payments	-	-	-	976		101,183	-	102,159	-	102,159
Transaction with equity shareholders	-	(3,724)	-	-		-	-	(3,724)	-	(3,724)
Exercise of options	4	68,296	-	-		(68,300)	-	-	-	-
Own shares repurchase	-	-	(196,403)				-	(196,403)	-	(196,403)
Change in non-controlling interest	-	-	-	-		-	-	-	-	-

Total contribution by owners	4	64,572	(196,403)	976	-	32,883	-	(97,968)	-	(97,968)

Balance as at December 31,2024	861	20,576,050	(418,555)	(20,302,376)	5,032,282	411,578	29,085	5,328,925	2,446,706	7,775,631

Yatra Online, Inc.

UNAUDITED CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS FOR NINE MONTHS ENDED DECEMBER 31, 2024

(Amount in thousands, except per share data and number of shares)

	Nine months ended December 31, 2024
	2023	2024	2024
	INR	INR	USD

Profit/(Loss) before tax	(300,993)	43,640	509
Adjustments for non-cash and non-operating items	294,063	179,513	2,098
Change in working capital	(1,235,817)	(61,716)	(721)
Direct taxes paid (net of refunds)	(116,743)	(102,438)	(1,197)
Net cash flows from operating activities	(1,359,490)	58,999	689
Net cash flows generated from/(used in) investing activities	(2,924,028)	142,625	1,667
Net cash flows generated from/(used in) financing activities	5,413,590	(1,431,568)	(16,734)
Net increase/(decrease) in cash and cash equivalents	1,130,072	(1,229,944)	(14,378)
Cash and Cash Equivalents acquired on Business acquisition	-	3,026	35
Effect of exchange differences on cash and cash equivalents	(7,303)	106,544	1,247
Cash and cash equivalents at the beginning of the period	503,601	1,741,950	20,362
Cash and cash equivalents at the end of the period	1,626,370	621,576	7,266

Yatra Online, Inc.

OPERATING DATA

The following table sets forth certain selected unaudited condensed consolidated financial and other data for the periods indicated:

	For the three months ended December 31,		For the nine months ended December 31,
(In thousands except percentages)	2023	2024	2023	2024
Quantitative details *
Air Passengers Booked	1,659	1,314	5,144	4,020
Stand-alone Hotel Room Nights Booked	362	418	1,293	1,296
Packages Passengers Travelled	7	18	18	41
Gross Bookings
Air Ticketing	16,096,263	13,828,120	47,791,927	40,608,486
Hotels and Packages	1,992,602	3,603,122	6,580,601	9,663,459
Other Services	542,906	565,819	1,613,891	1,924,331
Total	18,631,771	17,997,061	55,986,419	52,196,276
Adjusted Margin
Adjusted Margin - Air Ticketing	1,114,395	857,599	3,291,703	2,662,406
Adjusted Margin - Hotels and Packages	264,129	438,035	850,021	1,115,323
Adjusted Margin - Other Services	69,938	72,843	152,227	220,896
Others (Including Other Income)	180,593	185,956	503,695	486,335
Total	1,629,055	1,554,433	4,797,646	4,484,960
Adjusted Margin%**
Air Ticketing	6.9%	6.2%	6.9%	6.6%
Hotels and Packages	13.3%	12.2%	12.9%	11.5%
Other Services	12.9%	12.9%	9.4%	11.5%

* Quantitative details are considered on Gross basis.

** Adjusted Margin % is defined as Adjusted Margin as a percentage of Gross Bookings.